DIAMOND PORTFOLIO INVESTMENT TRUST
8730 Stony Point Parkway, Suite 205
Richmond, Virginia 23235
(800) 527-9525
December 18, 2007
VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Mr. Keith A. O’ Connell

Re:	The Diamond Portfolio Investment Trust (the “Trust”) (File Nos. 333-146482 and 811-22129); Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A with respect to the Diamond Portfolio Large Cap Quality Growth Fund (the “Fund”), a series of the Trust.
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Trust and First Dominion Capital Corporation, the principal underwriter of the Fund, each respectfully request that the effectiveness of Pre-Effective Amendment No. 2 to the Registration Statement of the Trust on Form N-1A be accelerated to 3:30 P.M. Eastern Time, Tuesday, December 18, 2007, or as soon thereafter as practicable.
In filing this acceleration request, the Trust respectfully acknowledges that:
(1)
should the U.S. Securities and Exchange Commission (“SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

(2)
the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions concerning the foregoing, please contact John H. Lively at 816-983-8177.

Sincerely, DIAMOND PORTFOLIO INVESTMENT TRUST
By:	/s/ Thomas M. Weary
Thomas M. Weary, President and Principal Executive Officer

Securities and Exchange Commission
December 18, 2007

FIRST DOMINION CAPITAL CORPORATION
By:	/s/ John Pasco, III
John Pasco, III, Chief Executive Officer

CC:	John H. Lively
Blackwell Sanders LLP
4801 Main Street
Suite 1000
Kansas City, Missouri 64112